FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized Capital Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001-56

NOTICE TO MARKET

Companhia Brasileira de Distribuição (“CBD”), for purposes of the Official Letter CVM/SEP/GEA-2/Nr. 239/2012, received from the Brazilian Securities and Exchange Commission (“CVM”), and pursuant to Instruction CVM nr. 381, dated January 14, 2003, hereby discloses, in addition to the information available at Version 3.0 of CBD’s Reference Form (Formulário de Referência) related to fiscal year 2012:

•         Ernst & Young Terco Auditores Independentes S.S. (“EYT” or “External Auditors”) was the independent external auditor in charge for auditing CBD’s financial statements referred to the fiscal years from 2004 to 2011;

•         In addition to the external auditing provided for CBD, in 2011 EYT was hired by CBD for the rendering of other services related to auditing (“Other Services”), which substantially refer to auditing of financial statements of controlled companies and to the review of the income tax returns;

•         The results from the Other Services, accomplished by the external auditors, are provided together with the results of the auditing of financial statements to CBD’s Fiscal Council and Board of Directors members;

•         For the rendering of Other Services provided in fiscal year 2011, CBD paid EYT approximately R$400,000.00, amount equivalent to approximately 5% of the fee paid to EYT related to the services of external auditing hired for the same fiscal year;

•         All contracts related to Other Services were concluded before the publication of the financial statements referred to the fiscal year of 2011;

•         All Other Services rendered by EYT were previously disclosed and approved by CBD’s Fiscal Council, for purposes of avoiding conflict of interest, loss of independence and of objectivity by the external auditors. As a part of the approval process, the external auditors confirm their best understanding that the Other Services rendered do not affect their independence and objectivity.

The Company’s Investor Relations Department is at the shareholders’ disposal to clarify any matters regarding to the purpose of this Notice through telephone number +55 11 3886-0421 or e-mail gpa.ri@grupopaodeacucar.com.br.

São Paulo, June 21, 2012

Vítor Fagá de Almeida

Finances and Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 22, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.